Form 10KSB40, Exhibit 13
period 1996-12-31
FIRST SOUTHERN BANKSHARES INC/GA
filed 1997-03-31
CIK 1017299

FIRST SOUTHERN BANCSHARES, INC.
                          And Subsidiaries

                             ANNUAL REPORT

                                1996

Management Discussion and Analysis

Overview

First Southern Bancshares, Inc. (the "Company") is a bank holding company which wholly owns First Southern Bank (the "Bank") and FSB Mortgage Services, Inc. ("Mortgage Services"). This financial overview provides insight into the financial condition of the Company and addresses the factors that have affected earnings. The Company's consolidated financial statements and accompanying notes which follow are an integral part of this overview and should be read in conjunction with it.

The First Southern Bank is a full service commercial bank chartered in the State of Georgia. The Bank is a community bank which operates three retail locations in south DeKalb County and focuses on small to medium size businesses, individuals and professionals. On July 19, 1996, the Bank began operations of its new Rockbridge Plaza Branch. The branch is located in Stone Mountain, Georgia and has three drive through bays, a drive up ATM, as well as a state of the art electronic message board.
This facility was constructed by the bank after a careful demographic analysis of the entire metropolitan Atlanta area. This analysis included not only potential undeveloped locations but also a large list of local bank branches that were available due the to mergers and acquisitions of several major banks.

On September 9, 1996, the Company purchased the assets of and employed the personnel of American Financial Mortgage Corp. ("AFM"). The resulting company, FSB Mortgage Services Inc., is a mortgage company licensed by the State of Georgia Department of Banking and Finance and has received approval from the Department of Housing and Urban Development, FHA, Fannie Mae and the Veterans Administration.

The Company's principal business activities are affected by many factors, including general economic and financial conditions, the level and volatility of interest rates, currency and security valuations, competitive conditions, transactional volume and market liquidity. As a result, revenues and profitability are subject to fluctuations reflecting the impact of these factors. During 1996, interest rates and macro-economic growth remained stable, therefore, inflation did not have a material impact on the Company.


Results of Operations

The Company reported after tax earnings of $301,843 for the year ended December 31, 1996, as compared to $309,674 for the same period in 1995. While the 1996 results of operations remained virtually unchanged when compared to 1995. The Company experienced higher levels of interest income and interest expense proportionate to its increase in asset size. Net interest income before provision for loan losses was $2,240,957 at December 31, 1996 as compared to $1,896,677 at year end 1995. During 1996, the Company increased its provision for loan losses by $45,000 to reflect the growth in the Company's loan portfolio. During 1996, net loans increased by 44.37 percent.

Net Interest Income

Net interest income, the primary source of the Company's earnings, is the amount by which interest and fees generated by earning assets (principally loans and investment securities) exceeds the total interest costs of the funds (mainly deposits) obtained to carry them. Net interest income rose by $344,280 or
18.15 percent for the period ending December 31, 1996 as compared with the same period in 1995. Strong growth in interest-earnings assets, primarily loans, accounted for the earnings gain. During 1996 gross loans grew by $43.52 percent, while total interest bearing deposits grew by 20.02 percent.

STATEMENT OF CONDITION

Liquidity

The Bank primarily manages its liquidity position through federal funds sold. At December 31, 1996, the Bank had $1,300,000 in federal fund sold. This is a $4,400,000 decrease from 1995 levels and resulted from increase loan demand and management efforts to improve the interest yields the Company earns on its assets. Management feels this level is significant to meet immediate deposit withdrawal demands at the end of December 31, 1996. Additional sources of liquidity include cash and due form banks, federal funds line from correspondent banks, maturing investment securities and payments on commercial and installments.

At December, 31,1996. The Bank's liquid assets (cash and due form banks, investment securities, and federal funds sold) represented
30.57  percent   of  total assets compared to  40.91  percent  at
December 31, 1995.


Investment Securities

The Bank invests a portion of its assets in U.S. treasury bills and notes, U.S. government sponsored agency securities, as well as, mortgage backed bonds. At December 31, 1996 and 1995, the Bank's investment securities portfolio represented approximately
22.60 percent of total assets, respectively. The investment portfolio, based on amortized cost, increased by $2,293,000 or
24.17 percent during 1996.

At December 31, 1996, the Bank's securities portfolio was invested in the following types of securities:

                      Available for Sale     Held for Maturity
U.S. Treasuries                 -%                  19%
U.S. Agencies                  93                   24
Mortgage Backed                 7                   20
Municipals                      -                   37
                              ____                 ____
                              100%                 100%
                              ====                 ====

The fair value of the Bank's total investment portfolio was less than its book value by $22,492 at year-end.

Provision for Losses on Loans

The provision for losses on loans, which decreased 5.52 percent or $21,330 in 1996 compared to 1995, is the charge to operating earnings that management feels is necessary to maintain the reserve for possible loan losses at an adequate level. The allowance is based on management's assessment of the Company's risk of possible loan defaults. Management determines the adequacy of the allowance by considering the dollar amount of loans outstanding, individual evaluations of problem loans, current economic conditions, the underlying collateral value of the loan and prior loan loss experience.

At  December  31, 1996, the allowance for loan losses represented
1.12 percent of gross loans compared to 1.70 percent at December 31, 1995. Management believes that this level of reserve is adequate to absorb possible loan losses on existing loans, including non-accrual loans of $184,000 at December 31, 1996, that may be uncollectible. Non-accrual loans were approximately $240,000 at the end of 1995.

Premises and Equipment

First Southern operates three retail commercial banking operations in DeKalb County, Georgia. The Company's main office is located in Lithonia, Georgia, the South DeKalb Mall Branch is located in Decatur and the Company's Rockbridge Branch is located in Stone Mountain, Georgia. On July 19, 1996, the Company began operating the Rockbridge Plaza Branch after an extensive study of metropolitan Atlanta designed to determine the best location for a new branch. After five months of operation, the branch maintains over $2,500,000 in deposits and now rivals the main office in new account openings. The Company also utilizes a building in Decatur, Georgia as its Operations Center and to house its mortgage company.

The Company maintains a wide area network ("WAN"). The Company's WAN enables it to communicate to locations efficiently, as well as process customer information. The Company believes leading edge technology will further enhance the Company's ability to remain competitive with major banks. The Company's investment in premises and equipment at December 31, 1996 was $2,909,751 compared to $2,055,975 at December 31, 1995.

Deposits

The Company held total deposits of $45,535,324 at December 31, 1996 compared to $36,383,055 for the same period in 1995. This represents an increase of 25.16 percent and is attributed to a
47.65 percent increase in non-interest bearing demand accounts, a
40.88 percent increase in interest-bearing demand accounts, and a
71.67 percent increase in $100,000 and over time deposits. During the period time deposits less than $100,000 decreased by 6.30 percent.

Stockholder's Equity

Stockholder's equity increased by 6.09 percent of which 5.70 percent resulted from 1996 earnings. The unrealized gain or loss from securities is the difference between the fair market value and the book value of the Company's investment securities portfolio that was held in the available for sale category. The net unrealized loss on the investment portfolio was $10,937 for December 31, 1996. This amount had a negligible effect on total equity. Total stockholders equity for December 31, 1996 was $5,627,789 compared to $5,304,787 for the same period in 1995. The Company maintained total retained earnings of $357,581.

Income Taxes

For the year ended December 31, 1996, the Company had estimated income taxes of $76,703 compared to $125,600 at December 31, 1995. The decrease in income taxes is attributed to the bank's investment in tax free municipal bonds. This strategy has enabled management to reduce its income tax liability.

                  INDEPENDENT AUDITORS' REPORT


To the Board of Directors
First Southern Bancshares, Inc.
Lithonia, Georgia:


We have audited the accompanying consolidated balance sheets of First Southern Bancshares, Inc. (the "Company") and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for the three years ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Southern Bancshares and subsidiaries as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the three years ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, under a Plan of Reorganization First Southern Bancshares was created as a holding company through the conversion of all outstanding shares of First Southern Bank to shares of the Company. The financial statements presented herein represent the consolidated entity.



February 13, 1996.

        FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARIES
                  Consolidated Balance Sheets
                   December 31, 1996 and 1995

                    ASSETS
                                                  1996           1995

Cash and due from banks                       $ 2,858,625    $ 2,046,906
Federal Funds Sold                              1,300,000      5,700,000
Securities available for sale,
 at fair value (Note 2)                         4,301,985      3,887,888
Securities held to maturity
 (fair value of $7,456,739 in 1996
 and $5,662,808 in 1995) (Note 2)               7,480,583      5,644,389

Loans (Notes 3 and 10)                         32,691,757     22,778,100
Less allowance for loan losses (Note 3)          (365,231)      (386,561)

Loans, net                                     32,326,526     22,391,539

Premises and equipment, net (Note 6)            2,909,751      2,055,975
Foreclosed real estate, net of
allowance of $47,121 (Note 4)                     378,690              -
Other assets                                      588,478        504,064

TOTAL ASSETS                                  $52,144,638    $42,230,761


   LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits
  Noninterest-bearing demand                  $ 9,979,254    $ 6,758,903
  Interest-bearing demand                       5,601,021      3,975,759
  Savings                                       3,298,627      3,037,360
  Time, $100,000 and over                      12,042,080      7,014,753
  Other time                                   14,614,342     15,596,280

     Total Deposits                            45,535,324     36,383,055

Note payable (Note 9)                             400,000         80,000
Other liabilities                                 564,970        462,919
Obligation under capital
 lease (Note 10)                                   16,555              -

     Total Liabilities                         46,516,849     36,925,974

Stockholders' Equity:
  Common stock, par value $5,
    10,000,000 shares authorized,
    528,958 shares issued, 528,958
    and 526,312 shares outstanding
    in 1996 and 1995, respectively              2,644,790      2,631,560
  Paid in capital                               2,647,268      2,631,560
  Treasury stock                                  (10,913)       (45,647)
  Retained earnings (Deficit)                     357,581         81,817
  Net unrealized gain (Loss) on
   securities, net of deferred taxes              (10,937)         5,497

     Total Stockholders' Equity                 5,627,789      5,304,787

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $52,144,638    $42,230,761

The accompanying notes are an integral part of the consolidated financial statements.


        FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARIES
               Consolidated Statements of Income
      For the Years Ended December 31, 1996, 1995 and 1994

                                         1996         1995           1994

Interest income
  Interest and fees on loans          $3,103,798    $2,585,428    $1,994,104
  Interest on investments                702,336       382,454       307,723
  Interest on Federal funds sold         205,566       201,431        95,500

  Total Interest Income                4,011,700     3,169,313     2,397,327

Interest expense
  Interest paid on deposits            1,749,666     1,269,480       816,080
  Interest on notes payable               21,077         3,156             -

  Total interest expense               1,770,743     1,272,636       816,080

Net interest income                    2,240,957     1,896,677     1,581,247

Provision for loan losses (Note 3)      (140,000)      (95,000)     (113,000)

   Net interest income after
     provision for loan losses         2,100,957     1,801,677     1,468,247

Other income
  Service charges on deposit accounts    823,167       764,994       723,927
  Other service charges, commissions
    and fees                             605,181       189,617       156,772
  Net realized gains on sales
    of securities available for sale      14,124             -             -
  Other operating income                  64,447        30,078        12,229

  Total Other Income                   1,506,919       984,689       892,928

Other expenses
  Salaries and employee benefits       1,577,478     1,068,805     1,019,585
  Equipment expense                      343,021       279,430       217,977
  Occupancy expense                      249,682       193,424       141,295
  Loss on foreclosed real estate               -        25,077             -
  Other operating expenses             1,059,149       784,356       636,273

  Total Other Expenses                 3,229,330     2,351,092     2,015,130

Income before income taxes               378,546       435,274       346,045

Income tax expense                        76,703       125,600         6,220

NET INCOME                            $  301,843    $  309,674    $  339,825

NET INCOME PER COMMON AND
 COMMON EQUIVALENT SHARE              $      .57    $      .59    $      .65

DIVIDENDS PER COMMON SHARE            $      .05    $        -    $        -

The accompanying notes are an integral part of the consolidated financial statements.

              FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARIES
              Consolidated Statements of Stockholders' Equity
            For the Years Ended December 31, 1996, 1995 and 1994



                                                                                               Net
                                                                                               Unrealized
                                                                                   Retained    Gain
                                                Common                             Treasury    (Loss) on
                                                Stock                              Stock       Earnings     Investment
       Shares                      Par Value    Surplus      Shares       Amount   (Deficit)   Securities   Total

Balance, December 31, 1994            526,312   $2,631,560   $2,631,560        -   $      -    $(227,857)   $(69,715)  $4,965,548

Purchase of treasury stock                  -            -            -   (4,750)   (45,647)           -           -      (45,647)

Net Income                                  -            -            -        -          -      309,674           -      309,674

Net change in unrealized gain on
 available for sale securities,
 net of deferred taxes                      -            -            -        -          -            -      75,212       75,212

Balance, December 31, 1995            526,312    2,631,560    2,631,560   (4,750)   (45,647)      81,817       5,497    5,304,787

Stock Sold                              2,646       13,230       13,230        -          -            -           -       26,460

Purchase of Treasury Stock                  -            -            -   (1,705)   (12,788)           -           -      (12,788)

Sale of Treasury Stock                      -            -        2,478    5,000     47,522            -           -       50,000

Net Income                                  -            -            -        -          -      301,843           -      301,843

Dividends Declared
 ($.05 per share)                           -            -            -        -          -      (26,079)          -      (26,079)

Net change in unrealized gain on
 available for sale securities,
 net of deferred taxes                      -            -            -        -          -            -     (16,434)     (16,434)

Balance, December 31, 1996            528,958   $2,644,790   $2,647,268   (1,455)  $(10,913)    $357,581    $(10,937)  $5,627,789




The accompanying notes are an integral part of the consolidated financial statements.

             FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARIES
                  Consolidated Statements of Cash Flows
           For the Years Ended December 31, 1996, 1995 and 1994

                                                            1996         1995           1994
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                            $  301,843    $  309,674    $   339,825
  Adjustments to reconcile net income to net
   cash provided by operating activities:
     Depreciation                                          294,229       244,134        205,394
    Premium accretion, net of discount amortization          4,824        29,456         33,330
    Provision for loan losses                               92,879        95,000        113,000
    Provision for losses on foreclosed real estate          47,121        19,000         11,900
    Deferred income taxes                                   (2,372)       38,746        (46,318)
    Increase in interest receivable                        (38,011)      (83,305)       (61,811)
    Increase (decrease) in interest payable                119,328       136,038         42,760
    Other prepaids, deferrals and accruals, net            (82,222)        8,819       (126,997)

  Total adjustments                                        435,776       487,888        171,258

  Net cash provided by operating activities                737,619       797,562        511,083

CASH FLOWS FROM INVESTING ACTIVITIES
  Net decrease (increase) in Federal funds sold          4,400,000    (3,100,000)      (200,000)
  Purchase of securities available for sale             (2,997,623)   (2,086,411)    (2,966,451)
  Proceeds from the sale of securities available
    for sale                                             1,012,892             -              -
  Proceeds from the sale of securities held
    to maturity                                            199,828             -              -
  Proceeds from maturities of securities
    available for sale                                   1,243,522       201,684        424,487
  Purchase of securities held to maturity               (4,987,012)   (3,251,857)             -
  Proceeds from maturities of securities
    held to maturity                                     3,268,598     2,386,064              -
  Increase in Foreclosed Real Estate                      (425,811)            -              -
  Net increase in loans                                (10,027,866)   (2,401,229)    (2,594,418)
  Proceeds from sales of foreclosed real estate                  -        72,232              -
  Purchases of premises and equipment                   (1,148,005)     (440,269)      (447,477)

  Net cash used in investing activities                 (9,461,477)   (8,619,786)    (5,783,859)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from line of credit                             336,555        80,000              -
  Sale of common stock                                      13,230             -              -
  Dividends paid                                           (16,919)            -              -
  Sale of treasury stock                                    47,522             -              -
  Paid capital                                              15,708             -              -
  Purchase of treasury stock                               (12,788)      (45,647)             -
  Net increase in deposits                               9,152,269     5,316,179      7,389,193

  Net cash provided by financing activities              9,535,577     5,350,532      7,389,193

Net increase (decrease) in cash and due from banks         811,719    (2,471,692)     2,116,417

Cash and due from banks, beginning of year               2,046,906     4,518,598      2,402,181

CASH AND DUE FROM BANKS, END OF YEAR                    $2,858,625    $2,046,906    $ 4,518,598

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

  Cash Paid During the Year for Interest                $1,651,415    $1,010,141    $   773,320

  Cash Paid During the Year for Income Taxes            $   84,453    $  119,750    $         -

The accompanying notes are an integral part of the consolidated financial statements.

           FIRST SOUTHERN BANCSHARES AND SUBSIDIARIES
         Notes to the Consolidated Financial Statements
                   December 31, 1996 and 1995


Note 1 - Summary of Significant Accounting Policies

Nature of Business: Effective July 3, 1995, First Southern Bancshares, Inc. (the "Company") was created out of a reorganization of First Southern Bank (the "Bank"). The Bank is now a wholly-owned subsidiary of the Company. The reorganization was effected pursuant to a Plan of Reorganization (the "Plan"), dated as of February 16, 1995. Pursuant to the Plan, each share of the Bank common stock outstanding was converted into one share of the Company common stock.

First Southern Bank is a state chartered bank operating in the State of Georgia. The Bank provides a variety of financial services to individuals, small and medium-sized business and professionals in communities located in and around Dekalb County and metropolitan Atlanta, Georgia.

Use of Estimates: The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of foreclosed real estate. In connection with the determination of the estimated losses on loans and foreclosed real estate management obtains independent appraisals for significant properties.

While management uses available information to recognize losses on loans and foreclosed real estate, further reductions in the carrying amounts of loans and foreclosed assets may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans and foreclosed real estate. Such agencies may require the Association to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans and foreclosed real estate may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries First Southern Bank (the "Bank") and FSB
Mortgage Services ("FSB Mortgage"). All significant intercompany transactions and balances have been eliminated in the consolidation.

FSB Mortgage Services, Inc.: On May 22, 1996, FSB Mortgage Services, Inc. was created as a wholly-owned subsidiary of First Southern Bancshares, Inc. (the "Parent"). FSB Mortgage was formed to provide mortgage related services to communities in and around Dekalb County, as well as, the entire metropolitan Atlanta, Georgia area.

On June 17, 1996, 30,000 shares of the Company's common stock were issued at a price of $10 per share for a total of $300,000.

On May 23, 1996, FSB Mortgage entered into an asset purchase agreement to purchase the assets of an existing business which provides residential mortgage lending and mortgage brokerage services. The purchase price for the purchased assets totaled $225,000. The purchase price was paid as $175,000 in cash and 5,000 shares of the Parent's common stock valued at $50,000. This agreement was consummated on September 6, 1996.

Basis of Presentation: The accounting and reporting policies of the Company and its subsidiary conform to generally accepted accounting principles and with general practices within the banking industry. Assets held by the Bank in a fiduciary or agency capacity are not assets of the Bank and are not included in the financial statements.

Investment Securities: The Bank's investments in securities are classified in the following two categories:

     Securities Held to Maturity: Securities held to maturity are those securities which the Bank has the ability and intent to hold to maturity. These securities are stated at cost adjusted for amortization of premium and accretion of discount, which are recognized in interest income using the interest method. Realized gains and losses on the sale of investment securities are computed on the basis of specific identification of the amortized cost of each security and included in earnings.

     Securities Available for Sale: Securities classified as available for sale are those debt securities that the Bank intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Realized gains or losses on the sale of investment securities available for sale are computed on the basis of specific identification of the amortized cost of each security and included in earnings.

Securities available for sale are carried at fair value with unrealized holding gains and losses, net of deferred taxes, reported as a net amount in a separate component of stockholders' equity until realized.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal, reduced by unearned discount. Interest on commercial and real estate loans is credited to income on a daily basis based upon the principal amount outstanding. Most interest on installment loans is credited to income on a daily basis based upon the principal amount outstanding. The remaining interest on installment loans is credited to income based on the sum-of-the-months-digits method, the results of which are not materially different from generally accepted accounting principles.

Accrual of interest income is discontinued on impaired loans when, in the opinion of management, collection of such interest income becomes doubtful. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current interest income. Accrual of interest on such loans is resumed when, in management's judgment, the collection of interest and principal amounts become probable.

Allowance for Loan Losses: The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible and is based on evaluations of the collectibility of loans, prior loan loss experience, the estimated value of any underlying collateral and current economic conditions.

Loan Fees and Costs: Fees on loans and costs incurred in origination of loans are recognized at the time the loan is recorded on the books. Because loan fees are not significant and the majority of the related loans have maturities of one year of less, the results on operations are not materially different than the results which would be obtained by accounting for loan fees and costs in accordance with generally accepted accounting principles as set forth in Statement of Financial Accounting Standards No. 91.

The Bank and FSB Mortgage have adopted SFAS 122 "Accounting for
Mortgage Servicing Rights". SFAS 122 requires that a mortgage banking enterprise recognize as separate assets, rights to service mortgage loans for others, however, those servicing rights are acquired.

Foreclosed Real Estate: Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenues and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate.

 Premises and Equipment:  Premises and equipment are stated at cost less accumulated depreciation.  Depreciation is computed principally by the straight-line method over the following
estimated useful lives:
                                                Years
               Buildings and Improvements       10-40
               Equipment                         5-10

The Bank has adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS 121 requires that long-lived assets such as premises and equipment be reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the assets and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. The adoption of SFAS 121 had no material effect on the Company's financial statements.

Income Taxes: The Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires a balance sheet approach to accounting for income taxes and requires that deferred tax assets and liabilities be adjusted in the period of enactment for the effect of an enacted change in tax laws or rates. The adoption of SFAS No. 109 had no material effect on the consolidated financial statements.

Earnings Per Share: Net income per common and common equivalent share was computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during each year. Common stock equivalent shares represent outstanding stock options.

Statement of Cash Flows: For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks (including cash items in process of clearing). Cash flows from loans originated by the Bank, deposits, interest-bearing deposits and Federal funds purchased and sold are reported net.

Current Accounting Developments:  The Financial Accounting
Standards Board has issued SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", which becomes effective for years beginning after December 31, 1996.

SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. The statement generally requires that servicing assets and liabilities be subsequently measured by (a) amortization in proportion to and over the period of estimated servicing income or loss and (b) assessment for asset impairment or increased obligation based on their fair values. The Bank is currently assessing the potential future impact of the application of this statement.

Reclassifications: Certain amounts for 1995 and 1994 have been reclassified to conform to the 1996 presentation.

Note 2 - Investment Securities

Securities Held to Maturity: The amortized cost and estimated fair value of securities held to maturity are as follows:

                                                    December 31, 1996
                                                   Gross       Gross      Estimated
                                 Amortized      Unrealized   Unrealized      Fair
                                   Cost            Gains      Losses         Value

U.S. Government and
 agencies securities              $3,241,082     $17,515     $(17,200)     $3,241,397

State and municipal
 securities                        2,743,068       5,532      (13,572)      2,735,028

Mortgage-backed securities         1,496,433       2,081      (18,200)      1,480,314

                                  $7,480,583     $25,128     $(48,972)     $7,456,739


                                                     December 31, 1995
                                                  Gross       Gross       Estimated
                                  Amortized    Unrealized   Unrealized      Fair
                                    Cost          Gains       Losses       Value

U.S. Government and
 agencies securities              $4,080,862     $12,631     $ (1,456)     $4,092,037

State and municipal
 securities                        1,160,000       3,651       (4,498)      1,159,153

Mortgage-backed securities           403,527       8,091            -         411,618

                                  $5,644,389     $24,373     $ (5,954)     $5,662,808


Securities Available for Sale:  The amortized cost and estimated fair value of securities available for sale are as follows:
                                                     December 31, 1996
                                                   Gross      Gross         Estimated
                                 Amortized      Unrealized  Unrealized        Fair
                                     Cost          Gains      Losses         Value

U.S. Government and
 agencies securities              $3,987,178     $  16,029   $(19,615)     $3,983,592

Mortgage-backed securities           313,455         5,128       (190)        318,393

                                  $4,300,633     $  21,157   $(19,805)     $4,301,985

                                                      December 31, 1995
                                                   Gross       Gross      Estimated
                                  Amortized      Unrealized  Unrealized      Fair
                                     Cost          Gains      Losses         Value

U.S. Government and
 agencies securities              $3,785,982     $  47,720   $ (3,407)     $3,830,295

Mortgage-backed securities            57,663             -        (70)         57,593

                                  $3,843,645     $  47,720   $ (3,477)     $3,887,888

The amortized cost and estimated fair value of securities available for sale and held for maturity at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                  Available for Sale Securities     Held to Maturity Securities

                                  Amortized      Fair               Amortized     Fair
                                  Cost           Value              Cost          Value

Due in one year                   $    34,883    $   36,853         $  504,314    $  503,856
Due from one year to five years       598,974       596,520          3,570,029     3,558,603
Due from five to ten years          3,666,776     3,668,612          3,406,240     3,394,280

                                   $4,300,633    $4,301,985         $7,480,583    $7,456,739


In December 1995, the Bank implemented the Financial Accounting Standards Board (FASB) Special Report "A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities". In conjunction with the issuance of the Special Report, FASB permitted a one-time reassessment of securities classifications and allowed reclassification of securities in the "held to maturity" category without calling into question management's intention to hold other securities to maturity in the future. In accordance with the implementation of the Special Report, the Bank transferred securities with an amortized cost of $1,957,864 from "held to maturity" to
"available for sale".   The securities had an unrealized gain of
approximately $13,000 on the date of transfer.

During April 1994, the Bank transferred all securities classified
as "available for sale" to the "held to maturity" category.   The
unrealized loss on the date of transfer continues to be reported as a separate component of stockholders' equity and amortized over the security remaining life as an adjustment of interest yield. The Bank had a net change in unrealized loss of $16,434 net of deferred taxes of $2,372 for 1996 and had a net change in unrealized gain of $75,212, net of deferred taxes of $38,746 for 1995.

Proceeds from sales of investment securities during 1996 were $1,212,720. Gross gains of $14,125 and no losses were realized on those sales. There were no sales of investment securities during 1995 and 1994.

Investment securities carried at approximately $4,736,084 and $2,949,000 at December 31, 1996 and 1995, respectively, were pledged to secure public deposits as required or permitted by law.

Note 3 - Loans and Allowance for Loan Losses

The composition of loans is summarized as follows:

                                        1996           1995
    Commercial, financial and
      agricultural                  $19,552,000    $10,468,000
    Real estate-construction          3,117,000      2,239,000
    Real estate-mortgage              6,345,000      7,430,000
    Consumer installment loans        1,457,000      1,754,000
    Other                             2,220,757        887,100
                                     32,691,757     22,778,100
    Allowance for loan losses          (365,231)      (386,561)

    LOANS, NET                      $32,326,526    $22,391,539

Changes in the allowance for loan losses are as follows:

                                      1996        1995        1994
    Balance, beginning of year      $386,561    $400,219    $401,835
    Provision charged to
     operations                       92,879      95,000     113,000
    Loans charged off               (163,645)   (125,141)   (176,684)
    Recoveries                        49,436      16,483      62,068

    BALANCE, END OF YEAR            $365,231    $386,561    $400,219

As required by FASB No. 114 "Accounting by Creditors for Impairment of a Loan" (as amended by FASB No. 118 "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures"), the Bank has loans amounting to approximately $482,042 and $305,334 that were specifically classified as impaired at December 31, 1996 and December 31, 1995, respectively. The total allowance for loan losses related to these loans was $142,290 at December 31, 1996 and $98,875 at December 31, 1995. Interest income on impaired loans of $73,408 and $19,949 was recognized in 1996 and 1995, respectively.

Note 4 - Foreclosed Real Estate

Activity in the allowance for losses for foreclosed real estate was as follows:

                                            1996         1995
    Balance, beginning of year           $      -      $ 11,900
    Provision charged to income           (47,121)       19,000
    Charge-offs, net of recoveries              -       (30,900)

    BALANCE, END OF YEAR                 $(47,121)     $      -

The loss on foreclosed real estate included net expenses of $6,077 in 1995 resulted from the operation of foreclosed real estate.

Note 5 - Related Parties

In the normal course of business, the Bank has made loans at prevailing interest rates and terms to directors and executive officers of the Company and its subsidiary. The aggregate dollar was $3,310,950 at December 31, 1996 and $2,435,637 at December
31, 1995. During 1996, $638,296 of new loans were made and principal repayments totaled $374,970.

Note 6 - Premises and Equipment

Major classifications of these assets are summarized as follows:

                                       1996           1995

     Land                          $  459,622     $  258,000
     Buildings                      1,595,947      1,274,534
     Leasehold Improvements           144,600        144,600
     Equipment                      1,841,801      1,254,702

                                    4,041,970      2,931,836

     Accumulated depreciation      (1,132,219)      (875,861)

                                   $2,909,751     $2,055,975

Depreciation expense for the years ended December 31, 1996, 1995, and 1994 was $294,229, $244,134, and $205,394, respectively.

Note 7 - Operating Leases

The Bank leases a facility and ATM space under various operating leases. The Bank facility lease contains an additional renewal option for seven years. Rental expense was $52,547 in 1996, $46,351 in 1995 and $26,030 in 1994. Future minimum rental commitments under the leases are:

          1997                             36,292
          1998                             39,174
          1999                             39,657
          2000                             38,532
          2001                             16,055

                                         $169,710

Contingent lease payments are applicable to the leases and are based on the Bank's proportionate share of the landlord's operating costs.


Note 8 - Income Taxes

The consolidated provision for income taxes consisted of the following:

                                   1996        1995        1994

Currently Payable               $76,703     $125,600     $ 6,220
Deferred                              -            -           -

                                $76,703     $125,600     $ 6,220

The Company's provision for income taxes differs from the amounts computed by applying the Federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

                                    December 31, 1996       December 31, 1995     December 31, 1994
                                    Amount      Percent     Amount     Percent    Amount     Percent

Tax provision at
 statutory rate                     $128,706    34.0%       $147,993   34.0%      $ 117,655   34.0%
Effect of tax exempt
 income                              (29,746)   (7.0)         (2,582)   (.6)              -      -
Nondeductible expenses                 1,442      .5           1,937     .4           1,657     .5
 Benefit of net
  operating loss
  carryforward                             -       -               -      -        (119,418) (34.5)
Other items, net                     (23,699)   (6.0)        (21,748)  (5.0)          6,326    1.8

PROVISION FOR INCOME
 TAXES                              $ 76,703    21.5%       $125,600   28.8%      $   6,220    1.8%


Deferred income taxes (benefits) arising from temporary differences between the tax basis and the reported amounts in the consolidated financial statements are as follows:


                                              December 31,
                                    __________________________________
                                        1996       1995        1994

Provision for loan losses            $   5,072    $14,778    $    (481)
Depreciation                             4,223     22,378       33,489
Preopening expenses                          -          -       11,745
Contributions                                -          -        5,901

                                     $   9,295    $37,156    $  50,654

Net deferred income tax liabilities of $460 at December 31, 1996 are included in other liabilities. Pursuant to SFAS No. 109, the components of deferred income taxes at December 31, 1996 are as follows:

 Deferred tax assets:
   Loan loss reserves                   $ 79,718
   Valuation allowance                   (18,097)
                                          61,621

 Deferred tax liabilities:
   Unrealized gain on securities            (460)
   Depreciation                          (61,621)

 Net deferred tax liability             $   (460)

At December 31, 1995, the Company had no remaining operating loss carryforwards available to offset future taxable income.

Note 9 - Note Payable

Consolidated notes payable are summarized below:

                                                   1996         1995

A $450,000 line of credit arrangement, due
on demand and expiring on June 30, 1997.
The note bears interest at the bank's prime
rate and is payable at maturity.                   $400,000     $80,000


Note 10 - Obligation Under Capital Lease

Under the terms of the purchase asset agreement entered into with the seller Company, FSB Mortgage Services, Inc. assumed a Capital Lease Agreement for the purchase of equipment. In accordance with the agreement, lease payments of $1,063.61 including interest at 16.689% are payable monthly. The Company expects to exercise the residual buy-out option of $3,120 in November, 1997. The present value of the remaining lease payments is $16,555 including the buy-out option.

Note 11 - Commitments and Contingent Liabilities

Judgments and Claims: The Bank is a defendant in certain legal proceedings in connection with its normal business activities. It is the best judgment of management and its legal counsel that none of these matters, when resolved, will have a material effect on the consolidated financial position of the Company.

Commitments to Extend Credit: In the ordinary course of business, the Bank has entered into off balance sheet financial instruments which are not reflected in the consolidated financial statements. These instruments include commitments to extend credit, standby letters of credit, and commercial letters of credit. Such financial instruments are recorded in the financial statements when funds are disbursed or the instruments become payable. The Bank uses the same credit policies for these off balance sheet financial instruments as it does for instruments that are recorded in the financial statements.

Following is an analysis of significant off balance sheet financial instruments.


                                             December 31,
                                          1996          1995

    Commitments to extend credit      $14,351,489     $10,201,461
    Standby letters of credit                   -          30,000

                                      $14,351,489     $10,231,461

Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The credit risk involved in issuing these financial instruments is essentially the same as that involved in extending loans to customers. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include real estate and improvements, marketable securities, accounts receivable, inventory, equipment and personal property.

The Bank does not anticipate any material losses as a result of these commitments.


Note 12 - Concentrations of Credit

Most of the Bank's loans, commitments and standby letters of credit have been granted to customers in the Bank's market area. The concentrations of credit by type of loan are set forth in
Note 3. Standby letters of credit are granted primarily to commercial borrowers of the Bank.

The Bank, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of the lesser of the Bank's combined capital stock and capital surplus accounts or the Bank's net assets which amounted to approximately $1,406,335 and $1,351,000 at December 31, 1996 and 1995, respectively.


Note 13 - Stock Options

The Bank has issued to the president of the Bank, options to purchase a total of 5,000 shares of common stock at $10.00 per share. These options, each of which will be exercisable for a period of five (5) years from the date of grant, will be granted at the rate of 1,000 shares per year, beginning on the date of the president's employment. Each subsequent 1,000 share option will be granted on the four successive anniversaries of the president's employment. All of these options must be exercised no later than five (5) years from the date of grant. As of December 31, 1995, none of the options granted had been exercised. The exercise of outstanding stock options would not have a dilutive effect on earnings.


Note 14 - Employee Benefit Plan

The Bank has a defined contribution pension plan in effect for substantially all full-time employees. Salaries and employee benefits expense includes $3,955 in 1996, $4,745 in 1995, and $2,709 in 1994, for such plans. Employer contributions under the defined contribution plan are made at the discretion of the Board of Directors.


Note 15 - Regulatory Matters

Banking regulations require the Bank to maintain minimum capital levels in relation to Bank assets. At December 31, 1996, the Bank's capital ratios were considered adequate based on regulatory minimum capital requirements. The minimum capital requirements and the actual capital ratios for the Bank at December 31, 1996 were as follows:

                                                    Regulatory
                                      Actual        Requirement

 Leverage capital ratio                  12%           4.00%
 Risk based capital ratios:
   Core capital                          16%           4.00%
   Total capital                         17%           8.00%