Form 10KSB40/A, Exhibit 13
period 1996-12-31
FIRST SOUTHERN BANKSHARES INC/GA
filed 1997-10-21
CIK 1017299

                                  EXHIBIT 13.1


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

On September 6, 1996, the Company purchased the assets of and employed the personnel of American Financial Mortgage Corp. ("AFM"). The resulting company, FSB Mortgage Services Inc., is a mortgage company licensed by the State of Georgia Department of Banking and Finance and has received approval from the Department of Housing and Urban Development, FHA, Fannie Mae and the Veterans Administration.

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


RESULTS OF OPERATIONS

The Company reported after tax earnings of $301,843 for the year ended December 31, 1996, as compared to $309,674 for the same period in 1995. While the 1996 results of operations remained virtually unchanged when compared to 1995. The Company experienced higher levels of interest income and interest expense proportionate to its increase in asset size. Net interest income before provision for loan losses was $2,240,957 at December 31, 1996 as compared to $1,896,677 at year end 1995. During

1996, the Company increased its provision for loan losses by $45,000 to reflect the growth in the Company's loan portfolio. [?]During 1996, net loans increased by 44.37 percent.

NET INTEREST INCOME

Net interest income, the primary source of the Company's earnings, is the amount by which interest and fees generated by earning assets (principally loans and investment securities) exceeds the total interest costs of the funds (mainly deposits) obtained to carry them. Net interest income rose by $344,280 or 18.15 percent for the period ending December 31, 1996 as compared with the same period in 1995. Strong growth in interest-earnings assets, primarily loans, accounted for the earnings gain. During 1996 gross loans grew by 43.52 percent, while total interest bearing deposits grew by 20.02 percent.

STATEMENT OF CONDITION

LIQUIDITY

The Bank primarily manages its liquidity position through federal funds sold.
At December 31, 1996, the Bank had $1,300,000 in federal fund sold. This is a $4,400,000 decrease from 1995 levels and resulted from increase loan demand and management efforts to improve the interest yields the Company earns on its assets. Management feels this level is sufficient to meet immediate deposit withdrawal demands at the end of December 31, 1996. Additional sources of liquidity include cash and due from banks, federal funds line from correspondent banks, maturing investment securities and payments on commercial and installment loans.

At December 31,1996, the Bank's liquid assets (cash and due from banks, investment securities, and federal funds sold) represented 30.57 percent of total assets compared to 40.91 percent at December 31, 1995.


INVESTMENT SECURITIES

The Bank invests a portion of its assets in U.S. treasury bills and notes, U.S. government sponsored agency securities, as well as mortgage backed bonds. At December 31, 1996 and 1995, the Bank's investment securities portfolio represented approximately 22.60 percent of total assets. The investment portfolio, based on amortized cost, increased by $2,293,000 or 24.17 percent during 1996.

At December 31, 1996, the Bank's securities portfolio was invested in the following types of securities:

                   Available for Sale   Held for Maturity
                   -------------------  ------------------
U.S. Treasuries            -%                 19%
U.S. Agencies             93                  24
Mortgage Backed            7                  20
Municipals                 -                  37
                         ---                 ---
                         100%                100%
                         ===                 ===

The fair value of the Bank's total investment portfolio was less than its book value by $22,492 at year-end.

PROVISION FOR LOSSES ON LOANS

The provision for losses on loans, which decreased 5.52 percent or $21,330 in 1996 compared to 1995, is the charge to operating earnings that management feels is necessary to maintain the reserve for possible loan losses at an adequate level. [?]The allowance is based on management's assessment of the Company's risk of possible loan defaults. Management determines the adequacy of the allowance by considering the dollar amount of loans outstanding, individual evaluations of problem loans, current economic conditions, the underlying collateral value of the loan and prior loan loss experience.

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

DEPOSITS

The Company held total deposits of $45,535,324 at December 31, 1996 compared to $36,383,055 for the same period in 1995. This represents an increase of 25.16 percent and is attributed to a 47.65 percent increase in non-interest bearing demand accounts, a 40.88 percent increase in interest-bearing demand accounts, and a 42.16 percent increase in $100,000 and over time deposits. During the period time deposits less than $100,000 increased by 6.98 percent.

STOCKHOLDER'S EQUITY

Stockholder's equity increased by 6.09 percent as a result of 1996 earnings. The unrealized gain or loss from securities is the difference between the fair market value and the book value of the Company's investment securities portfolio that was held in the available for sale category. The net unrealized loss on the investment portfolio was $10,937 as of December 31, 1996. This amount had a negligible effect on total equity. Total stockholders equity as of December 31, 1996 was $5,627,789 compared to $5,304,787 at December 31, 1995. The Company maintained total retained earnings of $357,581.

INCOME TAXES

For the year ended December 31, 1996, the Company had estimated income taxes of $76,703 compared to $125,600 at December 31, 1995. The decrease in income taxes is attributed to the bank's investment in tax free municipal bonds. This strategy has enabled management to reduce its income tax liability.

[LOGO OF BANKS, FINLEY, WHITE & CO. APPEARS HERE]


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


/s/ Banks, Finley, White & Co.

February 13, 1997.


     3504 EAST MAIN STREET . COLLEGE PARK, GEORGIA 30337 . (404) 763-1002

                FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARIES
                          Consolidated Balance Sheets
                           December 31, 1996 and 1995

                                     ASSETS

                                                                    1996          1995
                                                                ------------  ------------

Cash and due from banks                                         $ 2,858,625   $ 2,046,906
Federal Funds Sold                                                1,300,000     5,700,000
Securities available for sale,
 at fair value (Note 2)                                           4,301,985     3,887,888
Securities held to maturity
 (fair value of $7,456,739 in 1996
 and $5,662,808 in 1995) (Note 2)                                 7,480,583     5,644,389

Loans (Notes 3 and 10)                                           32,691,757    22,778,100
Less allowance for loan losses (Note 3)                            (365,231)     (386,561)
                                                                -----------   -----------

Loans, net                                                       32,326,526    22,391,539
                                                                -----------   -----------

Premises and equipment, net (Note 6)                              2,909,751     2,055,975
Foreclosed real estate (Note 4)                                     378,690             -
Other assets                                                        588,478       504,064
                                                                -----------   -----------

TOTAL ASSETS                                                    $52,144,638   $42,230,761
                                                                ===========   ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits
  Noninterest-bearing demand                                    $ 9,979,254   $ 6,758,903
  Interest-bearing demand                                         5,601,021     3,975,759
  Savings                                                         3,298,627     3,037,360
  Time, $100,000 and over                                         9,972,207     7,014,753
  Other time                                                     16,684,215    15,596,280
                                                                -----------   -----------

            Total Deposits                                       45,535,324    36,383,055

Note payable (Note 9)                                               400,000        80,000
Other liabilities                                                   564,970       462,919
Obligation under capital lease (Note 10)                             16,555             -
                                                                -----------   -----------

            Total Liabilities                                    46,516,849    36,925,974
                                                                -----------   -----------

Stockholders' Equity:
  Common stock, par value $5, 10,000,000
   shares authorized, 528,958 shares issued,
   527,503 and 521,562 shares outstanding
   in 1996 and 1995, respectively                                 2,644,790     2,631,560
  Paid in capital                                                 2,647,268     2,631,560
  Treasury stock, 1,455 shares at cost                              (10,913)      (45,647)
  Retained earnings                                                 357,581        81,817
  Net unrealized gain (Loss) on
   securities, net of deferred taxes                                (10,937)        5,497
                                                                -----------   -----------

            Total Stockholders' Equity                            5,627,789     5,304,787
                                                                -----------   -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $52,144,638   $42,230,761
                                                                ===========   ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARIES
                       Consolidated Statements of Income
              For the Years Ended December 31, 1996, 1995 and 1994



                                                            1996         1995         1994
                                                         ----------   ----------   ----------

Interest income
  Interest and fees on loans                             $3,103,798   $2,585,428   $1,994,104
  Interest on investments                                   702,336      382,454      307,723
  Interest on Federal funds sold                            205,566      201,431       95,500
                                                         ----------   ----------   ----------

  Total Interest Income                                   4,011,700    3,169,313    2,397,327

Interest expense
  Interest paid on deposits                               1,749,666    1,269,480      816,080
  Interest on notes payable                                  21,077        3,156            -
                                                         ----------   ----------   ----------

  Total interest expense                                  1,770,743    1,272,636      816,080
                                                         ----------   ----------   ----------

Net interest income                                       2,240,957    1,896,677    1,581,247

Provision for loan losses (Note 3)                         (140,000)     (95,000)    (113,000)
                                                         ----------   ----------   ----------

  Net interest income after provision for loan losses     2,100,957    1,801,677    1,468,247
                                                         ----------   ----------   ----------

Other income
  Service charges on deposit accounts                       823,167      764,994      723,927
  Other service charges, commissions and fees               605,181      189,617      156,772
  Net realized gains on sales
   of securities available for sale                          14,124            -            -
  Other operating income                                     64,447       30,078       12,229
                                                         ----------   ----------   ----------

  Total Other Income                                      1,506,919      984,689      892,928
                                                         ----------   ----------   ----------

Other expenses
  Salaries and employee benefits                          1,577,478    1,068,805    1,019,585
  Equipment expense                                         343,021      279,430      217,977
  Occupancy expense                                         249,682      193,424      141,295
  Loss on foreclosed real estate                                  -       25,077            -
  Other operating expenses                                1,059,149      784,356      636,273
                                                         ----------   ----------   ----------

  Total Other Expenses                                    3,229,330    2,351,092    2,015,130
                                                         ----------   ----------   ----------

Income before income taxes                                  378,546      435,274      346,045

Income tax expense                                           76,703      125,600        6,220
                                                         ----------   ----------   ----------

NET INCOME                                               $  301,843   $  309,674   $  339,825
                                                         ==========   ==========   ==========

NET INCOME PER COMMON AND
 COMMON EQUIVALENT SHARE                                       $.57         $.59         $.65
                                                         ==========   ==========   ==========

WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING                               $  524,069   $  524,362   $  526,312
                                                         ==========   ==========   ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARIES
                Consolidated Statements of Stockholders' Equity
              For the Years Ended December 31, 1996, 1995 and 1994


                                                                                                Net
                                                                                            Unrealized
                                                                                            Gain (Loss)
                                                                       Treasury  Retained       on
                                          Common Stock                   Stock   Earnings   Investment
                                       Shares   Par Value    Surplus    Shares    Amount     (Deficit)   Securities      Total
                                       -------  ----------  ----------  -------  ---------  -----------  -----------  -----------

Balance, December 31, 1993             526,312  $2,631,560  $2,631,560       -   $      -    $(567,682)    $ 20,197   $4,715,635

Net Income                                   -           -           -       -          -      339,825            -      339,825

Net change in unrealized loss
 on investments transferred from
 available for sale to held to
 maturity, net of deferred taxes             -           -           -       -          -            -      (89,912)     (89,912)
                                       -------  ----------  ----------  ------   --------   ----------   ----------   ----------

Balance, December 31, 1994             526,312  $2,631,560  $2,631,560       -   $      -    $(227,857)    $(69,715)  $4,965,548

Purchase of treasury stock                   -           -           -  (4,750)   (45,647)           -            -      (45,647)

Net Income                                   -           -           -       -          -      309,674            -      309,674

Net change in unrealized gain on
 available for sale securities, net
 of deferred taxes                           -           -           -       -          -            -       75,212       75,212
                                       -------  ----------  ----------  ------   --------   ----------   ----------   ----------

Balance, December 31, 1995             526,312   2,631,560   2,631,560  (4,750)   (45,647)      81,817        5,497    5,304,787

Stock Sold                               2,646      13,230      13,230       -          -            -            -       26,460

Purchase of Treasury Stock                   -           -           -  (1,705)   (12,788)           -            -      (12,788)

Sale of Treasury Stock                       -           -       2,478   5,000     47,522            -            -       50,000

Net Income                                   -           -           -       -          -      301,843            -      301,843

Dividends Declared
 ($.05 per share)                            -           -           -       -          -      (26,079)           -      (26,079)

Net change in unrealized gain on
 available for sale securities, net
 of deferred taxes                           -           -           -       -          -            -      (16,434)     (16,434)
                                       -------  ----------  ----------  ------   --------   ----------   ----------   ----------

Balance, December 31, 1996             528,958  $2,644,790  $2,647,268  (1,455)  $(10,913)   $ 357,581     $(10,937)  $5,627,789
                                       =======  ==========  ==========  ======   ========   ==========   ==========   ==========




   The accompanying notes are an integral part of the consolidated financial statements.

                FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARIES
                     Consolidated Statements of Cash Flows
              For the Years Ended December 31, 1996, 1995 and 1994


                                                                   1996           1995          1994
                                                               -------------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                   $    301,843   $   309,674   $   339,825
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Depreciation                                                    294,229       244,134       205,394
    Gain on sale of securities                                      (14,124)            -             -
    Premium accretion, net of discount amortization                   4,824        29,456        33,330
    Provision for loan losses                                       140,000        95,000       113,000
    Provision for losses on foreclosed real estate                        -        19,000        11,900
    Deferred income taxes                                            (2,372)       38,746       (46,318)
    Increase in interest receivable                                 (38,011)      (83,305)      (61,811)
    Increase (decrease) in interest payable                         119,328       136,038        42,760
    Other prepaids, deferrals and accruals, net                     (68,098)        8,819      (126,997)
                                                               ------------   -----------   -----------

  Total adjustments                                                 435,776       487,888       171,258
                                                               ------------   -----------   -----------

  Net cash provided by operating activities                         737,619       797,562       511,083
                                                               ------------   -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Net decrease (increase) in Federal funds sold                   4,400,000    (3,100,000)     (200,000)
  Purchase of securities available for sale                      (2,997,623)   (2,086,411)   (2,966,451)
  Proceeds from the sale of securities available for sale         1,012,892             -             -
  Proceeds from the sale of securities held to maturity             199,828             -             -
  Proceeds from maturities of securities available for sale       1,243,522       201,684       424,487
  Purchase of securities held to maturity                        (4,987,012)   (3,251,857)            -
  Proceeds from maturities of securities held to maturity         3,268,598     2,386,064             -
  Increase in Foreclosed Real Estate                               (425,811)            -             -
  Net increase in loans                                         (10,027,866)   (2,401,229)   (2,594,418)
  Proceeds from sales of foreclosed real estate                           -        72,232             -
  Purchases of premises and equipment                            (1,131,450)     (440,269)     (447,477)
                                                               ------------   -----------   -----------

  Net cash used in investing activities                          (9,444,922)   (8,619,786)   (5,783,859)
                                                               ------------   -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from line of credit                                      320,000        80,000             -
  Sale of common stock                                               13,230             -             -
  Dividends Paid                                                    (16,919)            -             -
  Sale of treasury stock                                             47,522             -             -
  Addition to paid in capital from sale of stock                     15,708             -             -
  Purchase of treasury stock                                        (12,788)      (45,647)            -
  Net increase in deposits                                        9,152,269     5,316,179     7,389,193
                                                               ------------   -----------   -----------

  Net cash provided by financing activities                       9,519,022     5,350,532     7,389,193
                                                               ------------   -----------   -----------

Net increase (decrease) in cash and due from banks                  811,719    (2,471,692)    2,116,417
Cash and due from banks, beginning of year                        2,046,906     4,518,598     2,402,181
                                                               ------------   -----------   -----------

CASH AND DUE FROM BANKS, END OF YEAR                           $  2,858,625   $ 2,046,906   $ 4,518,598
                                                               ============   ===========   ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

  Cash Paid During the Year for Interest                       $  1,651,415   $ 1,010,141   $   773,320
                                                               ============   ===========   ===========
  Cash Paid During the Year for Income Taxes                   $     84,453   $   119,750   $         -
                                                               ============   ===========   ===========
  Capital Expenditures Financed by Capital Lease               $     16,555   $         -   $         -
                                                               ============   ===========   ===========

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

While management uses available information to recognize losses on loans and foreclosed real estate, further reductions in the carrying amounts of loans and foreclosed assets may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans and foreclosed real estate may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

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

On June 17, 1996, 30,000 shares of the FSB Mortgage's common stock were issued at a price of $10 per share for a total of $300,000.

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

Basis of Presentation: The accounting and reporting policies of the Company and its subsidiaries conform to generally accepted accounting principles and with general practices within the banking industry. Assets held by the Bank in a fiduciary or agency capacity are not assets of the Bank and are not included in the financial statements.

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

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the following estimated useful lives:

                                                      Years
                                                      -----

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


NOTE 2 - INVESTMENT SECURITIES

Securities Held to Maturity: The amortized cost and estimated fair value of securities held to maturity are as follows:

                                             December 31, 1996
                              -----------------------------------------------
                                            Gross        Gross     Estimated
                              Amortized   Unrealized  Unrealized      Fair
                                 Cost       Gains       Losses       Value
                              ----------  ----------  -----------  ----------

U.S. Government and
 agencies securities          $3,241,082     $17,515    $(17,200)  $3,241,397

State and municipal
 securities                    2,743,068       5,532     (13,572)   2,735,028

Mortgage-backed securities     1,496,433       2,081     (18,200)   1,480,314
                              ----------     -------    --------   ----------

                              $7,480,583     $25,128    $(48,972)  $7,456,739
                              ==========     =======    ========   ==========



                                             December 31, 1995
                              -----------------------------------------------
                                            Gross        Gross     Estimated
                              Amortized   Unrealized  Unrealized      Fair
                                 Cost       Gains       Losses       Value
                              ----------  ----------  -----------  ----------

U.S. Government and
 agencies securities          $4,080,862     $12,631     $(1,456)  $4,092,037

State and municipal
 securities                    1,160,000       3,651      (4,498)   1,159,153

Mortgage-backed securities       403,527       8,091           -      411,618
                              ----------     -------  ----------   ----------

                              $5,644,389     $24,373     $(5,954)  $5,662,808
                              ==========     =======  ==========   ==========

Securities Available for Sale: The amortized cost and estimated fair value of securities available for sale are as follows:

                                             December 31, 1996
                              -----------------------------------------------
                                            Gross        Gross     Estimated
                              Amortized   Unrealized  Unrealized      Fair
                                 Cost       Gains       Losses       Value
                              ----------  ----------  -----------  ----------

U.S. Government and
 agencies securities          $3,987,178     $16,029    $(19,615)  $3,983,592

Mortgage-backed securities       313,455       5,128        (190)     318,393
                              ----------  ----------    --------   ----------

                              $4,300,633     $21,157    $(19,805)  $4,301,985
                              ==========  ==========    ========   ==========


                                              December 31, 1995
                              -----------------------------------------------
                                               Gross       Gross    Estimated
                               Amortized  Unrealized  Unrealized         Fair
                                    Cost       Gains      Losses        Value
                              ----------  ----------    --------   ----------

U.S. Government and
 agencies securities          $3,785,982     $47,720    $ (3,407)  $3,830,295

Mortgage-backed securities        57,663           -         (70)      57,593
                              ----------  ----------    --------   ----------

                              $3,843,645     $47,720    $ (3,477)  $3,887,888
                              ==========  ==========    ========   ==========

The amortized cost and estimated fair value of securities available for sale and held for maturity at December 31, 1996, by contractual maturity, are shown below. The amortized cost and fair value of mortgage backed securities are presented in the available-for-sale and held-to-maturity categories by contractual maturity in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                   Available for Sale Securities            Held to Maturity Securities
                                   -----------------------------            ---------------------------
                                     Amortized         Fair                   Amortized        Fair
                                        Cost           Value                    Cost          Value
                                   --------------  -------------            -------------  ------------

Due in one year                        $   34,883     $   36,853               $  504,314    $  503,856
Due from one year to five years           598,974        596,520                3,570,029     3,558,603
Due from five to ten years              3,666,776      3,668,612                3,406,240     3,394,280
                                       ----------     ----------               ----------    ----------

                                       $4,300,633     $4,301,985               $7,480,583    $7,456,739
                                       ==========     ==========               ==========    ==========


In December, 1995, the Bank implemented the Financial Accounting Standards Board
(FASB) Special Report "A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities". In conjunction with the issuance of the Special Report, FASB permitted a one-time reassessment of securities classifications and allowed reclassification of securities in the "held to maturity" category without calling into question management's intention to hold other securities to maturity in the future. In accordance with the implementation of the Special Report, the Bank transferred securities with an amortized cost of $1,957,864 from "held to maturity" to "available for sale". The securities had an unrealized gain of approximately $13,000 on the date of transfer.

During April, 1994, the Bank transferred all securities classified as "available for sale" to the "held to maturity" category. The unrealized loss on the date of transfer continues to be reported as a separate component of stockholders' equity and amortized over the securities' remaining life as an adjustment of interest yield. The Bank had a net change in unrealized loss of $16,434 net of deferred taxes of $2,372 for 1996 and had a net change in unrealized gain of $75,212, net of deferred taxes of $38,746 for 1995.

Proceeds from sales of investment securities during 1996 were $1,212,720. Gross gains of $14,124 and no losses were realized on those sales. There were no sales of investment securities during 1995 and 1994.

Investment securities carried at approximately $4,736,084 and $2,949,000 at December 31, 1996 and 1995, respectively, were pledged to secure public deposits as required or permitted by law.

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES

The composition of loans is summarized as follows:

                                                    1996          1995
                                                -----------   -----------
   Commercial, financial and
    agricultural                                $19,552,000   $10,468,000
    Real estate-construction                      3,117,000     2,239,000
    Real estate-mortgage                          6,345,000     7,430,000
    Consumer installment loans                    1,457,000     1,754,000
    Other                                         2,220,757       887,100
                                                -----------   -----------

                                                 32,691,757    22,778,100
    Allowance for loan losses                      (365,231)     (386,561)
                                                -----------   -----------

    LOANS, NET                                  $32,326,526   $22,391,539
                                                ===========   ===========

Changes in the allowance for loan losses are as follows:

                                     1996        1995        1994
                                  ----------  ----------  ----------

    Balance, beginning of year    $ 386,561   $ 400,219   $ 401,835
    Provision charged to
    operations                      140,000      95,000     113,000
    Loans charged off              (210,766)   (125,141)   (176,684)
    Recoveries                       49,436      16,483      62,068
                                  ---------   ---------   ---------

    BALANCE, END OF YEAR          $ 365,231   $ 386,561   $ 400,219
                                  =========   =========   =========

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

NOTE 4 - FORECLOSED REAL ESTATE

Activity in the allowance for losses for foreclosed real estate was as follows:

                                      1996    1995     1994
                                      -----   -----    ----

    Balance, beginning of year        $   -  $11,900  $     -
    Provision charged to income           -   19,000   11,900
    Charge-offs, net of recoveries        -  (30,900)       -
                                      -----  -------  -------

    BALANCE, END OF YEAR              $   -  $     -  $11,900
                                      =====  =======  =======

The loss on foreclosed real estate included net expenses of $6,077 in 1995 resulted from the operation of foreclosed real estate.


NOTE 5 - RELATED PARTIES

In the normal course of business, the Bank has made loans at prevailing interest rates and terms to directors and executive officers of the Company and its subsidiary. The aggregate dollar was $3,310,950 at December 31, 1996 and $3,047,624 at December 31, 1995. During 1996, $638,296 of new loans were made and principal repayments totaled $374,970.


NOTE 6 - PREMISES AND EQUIPMENT

Major classifications of these assets are summarized as follows:

                                     1996         1995
                                 -----------   ----------

     Land                        $   459,622   $  258,000
     Buildings                     1,595,947    1,274,534
     Leasehold Improvements          144,600      144,600
     Equipment                     1,841,801    1,254,702
                                 -----------   ----------

                                   4,041,970    2,931,836

     Accumulated depreciation     (1,132,219)    (875,861)
                                 -----------   ----------

                                 $ 2,909,751   $2,055,975
                                 ===========   ==========

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

NOTE 7 - OPERATING LEASES

The Bank leases a facility and ATM space under various operating leases. The Bank facility lease contains an additional renewal option for seven years. Rental expense was $52,547 in 1996, $46,351 in 1995 and $26,030 in 1994. Future
minimum rental commitments under the leases are:


          1997                  $36,292
          1998                   39,174
          1999                   39,657
          2000                   38,532
          2001                   16,055
                                -------

                                $169,710
                                ========

Contingent lease payments are applicable to the leases and are based on the Bank's proportionate share of the landlord's operating costs.


NOTE 8 - INCOME TAXES

The consolidated provision for income taxes consisted of the following:

                      1996      1995     1994
                     -------  --------  -------

Currently Payable    $76,703  $125,600   $6,220
Deferred                   -         -        -
                     -------  --------  -------

                     $76,703  $125,600   $6,220
                     =======  ========  =======

The Company's provision for income taxes differs from the amounts computed by applying the Federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:



                           December 31, 1996    December 31, 1995    December 31, 1994
                           Amount    Percent    Amount    Percent     Amount    Percent
                          ---------  --------  ---------  --------  ----------  --------

Tax provision at
 statutory rate           $128,706      34.0%  $147,993      34.0%  $ 117,655      34.0%
Effect of tax exempt
 income                    (29,746)     (7.0)    (2,582)      (.6)          -         -
Nondeductible expenses       1,442        .5      1,937        .4       1,657        .5
 Benefit of net
  operating loss
  carryforward                   -         -          -         -    (119,418)    (34.5)
Other items, net           (23,699)     (6.0)   (21,748)     (5.0)      6,326       1.8
                          --------      ----   --------      ----   ---------     -----

PROVISION FOR INCOME
 TAXES                    $ 76,703      21.5%  $125,600      28.8%  $   6,220       1.8%
                          ========      ====   ========      ====   =========     =====


Net deferred income tax liabilities of $460 at December 31, 1996 are included in other liabilities. Pursuant to SFAS No. 109, the components of deferred income taxes at December 31, 1996 are as follows:

                                                        1996       1995
                                                      ---------  ---------
Deferred tax assets:
  Loan loss reserves                                  $ 79,718   $ 84,790
  Valuation allowance                                  (18,097)   (27,392)
                                                      --------   --------
                                                        61,621     57,398

Deferred tax liabilities:
  Unrealized gain on securities                           (460)    (2,832)
  Depreciation                                         (61,621)   (57,398)
                                                      --------   --------


  Net deferred tax liability                         $    (460)  $ (2,832)
                                                     =========    =======

At December 31, 1995, the Company had no remaining operating loss carryforwards available to offset future taxable income.

NOTE 9 - NOTE PAYABLE

Consolidated notes payable are summarized below:

                                                    1996       1995
                                                    ----       ----

A $450,000 line of credit arrangement, due
on demand and expiring on June 30, 1997.
The note bears interest at the bank's prime
rate and is payable at maturity.                  $400,000    $80,000


NOTE 10 - OBLIGATION UNDER CAPITAL LEASE

Under the terms of the purchase asset agreement entered into with the seller Company, FSB Mortgage Services, Inc. assumed a Capital Lease Agreement for the purchase of equipment. In accordance with the agreement, lease payments of $1,063 including interest at 16.689% are payable monthly. The Company expects to exercise the residual buy-out option of $3,120 in November, 1997. The present value of the remaining lease payments is $16,555 including the buy-out option.


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

Following is an analysis of significant off balance sheet financial instruments.


                                      December 31,
                                ------------------------
                                   1996         1995
                                -----------  -----------

Commitments to extend credit    $14,351,489  $10,201,461
Standby letters of credit                 -       30,000
                                -----------  -----------

                                $14,351,489  $10,231,461
                                ===========  ===========

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


NOTE 13 - STOCK OPTIONS

The Company has granted to the president of the Bank, options to purchase a total of 5,000 shares of common stock at $10.00 per share. These options, each of which will be exercisable for a period of five (5) years from the date of grant, will be granted at the rate of 1,000 shares each year, beginning July 6, 1994, the first anniversary of the president's employment. Each subsequent 1,000 share option will be granted on the four successive anniversaries of the president's employment. All of these options must be exercised no later than five (5) years from the date of grant. As of December 31, 1996, none of the options granted had been exercised. Based on the limited trading information available to the Company, the per share fair market value of Company stock at December 31 1996 ($10) equalled the per share exercise price of the listed options. Fair market value is based on trades in Company stock during 1996 and 1995. The exercise of outstanding stock options would not have a dilative effect on earnings.

The following table contains with respect to the president of the Bank, information concerning the number of stock options held, the number currently exercisable and the value of the exercisable options.

                                               1996    1995    1994
                                              ------  ------  ------

Exercisable                                    3,000   2,000   1,000
Unexercisable                                  2,000   3,000   4,000
Weighted-Average grant
 date fair value of options
 granted during the year                      $   10  $   10  $   10
Value of Unexercised in-the-money options:
  Exercisable                                 $    0  $    0  $    0
  Unexercisable                               $    0  $    0  $    0


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

NOTE 15 - REGULATORY MATTERS

Banking regulations require the Bank to maintain minimum capital levels in relation to Bank assets. At December 31, 1996, the Bank's capital ratios were considered adequate based on regulatory minimum capital requirements. The minimum capital requirements and the actual capital ratios for the Bank at December 31, 1996 were as follows:

                                                            Regulatory
                                                 Actual    Requirement
                                                 -------   ------------

Leverage capital ratio                               12%          4.00%
Risk based capital ratios:
  Core capital                                       16%          4.00%
  Total capital                                      17%          8.00%

NOTE 16 - FIRST SOUTHERN BANCSHARES (PARENT ONLY) INFORMATION

The following are condensed statements of the parent company:

                                 BALANCE SHEETS

                                                  1996        1995
                                               ----------  ----------
ASSETS

Cash on demand deposit with bank subsidiary    $   57,994  $    3,932

Investments In:
  Bank subsidiary                               5,653,647   5,364,122
  Mortgage services subsidiary                    293,723           -

Other Assets                                       39,458      19,889
                                               ----------  ----------

Total Assets                                   $6,044,822  $5,387,943
                                               ==========  ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Note payable                                   $  400,000  $   80,000
Other liabilities                                  17,033       3,156
Stockholders' equity                            5,627,789   5,304,787
                                               ----------  ----------

TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY                          $6,044,822  $5,387,943
                                               ==========  ==========

                              STATEMENTS OF INCOME

                                    1996       1995     1994
                                  ---------  ---------  -----

Interest on short-term debt       $ 21,078   $  3,156   $   -
Other expenses                      26,761     10,532       -
                                  --------   --------   -----

Total Expenses                      47,839     13,688       -
                                  --------   --------   -----

Income (Loss) before equity in
 undistributed net income of
 subsidiaries                      (47,839)   (13,688)      -

Equity in undistributed net
 income of subsidiaries:
  Bank                             355,959    323,362       -
  Mortgage Company                  (6,277)         -       -
                                  --------   --------   -----

NET INCOME                        $301,843   $309,674   $   -
                                  ========   ========   =====

                            STATEMENTS OF CASH FLOWS

OPERATING ACTIVITIES

Net Income                               $ 301,843   $  309,674   $ -

Adjustment to Reconcile Net Income:
  Amortization                               5,598        1,808
  Increase in Other Assets                 (23,908)     (21,697)    -

  Increase in other liabilities             13,877        3,156     -

  Change in Deferrals                      (10,419)           -     -

  Equity in undistributed net income
   of subsidiaries                        (349,682)    (323,362)    -
                                         ---------   ----------   ---

Net Cash Provided (Used) by Operating
 Activities                                (62,691)     (30,421)    -
                                         ---------   ----------   ---

NOTE 16 - FIRST SOUTHERN BANCSHARES (PARENT ONLY) INFORMATION

                                            1996       1995     1994
                                         ----------  ---------  -----

INVESTING ACTIVITIES

Investment in Subsidiary                 $(300,000)  $      -   $   -

Dividends received from 100% owed
 subsidiary                                 50,000          -       -
                                         ---------   --------   -----

Net Cash Provided (Used) by Investing
 Activities                               (250,000)         -       -
                                         ---------   --------   -----


FINANCING ACTIVITIES

Proceeds from line of credit               320,000     80,000       -

Sale of treasury stock                      50,000          -       -

Purchase of treasury stock                 (12,788)   (45,647)      -

Sale of common stock                        26,460          -       -

Dividends paid                             (16,919)         -       -
                                         ---------   --------   -----

Net Cash Provided (Used) by
 Financing Activities                      366,753     35,353       -
                                         ---------   --------   -----

Net increase in cash for the year           54,062      3,932       -

Cash, beginning of year                      3,932          -       -
                                         ---------   --------   -----

CASH, END OF YEAR                        $  57,994   $  3,932   $   -
                                         =========   ========   =====